

February 24, 2025

Ronen Zalayet
Chief Financial Officer
Jeffs' Brands Ltd
7 Mezada Street
Bnei Brak, 5126112
Israel

   Re: Jeffs' Brands Ltd
     Registration Statement on Form F-3
     Filed February 18, 2025
     File No. 333-285030

Dear Ronen Zalayet:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Rucha Pandit at 202-551-6022 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Trade & Services

cc: Dr. Shachar Hadar